Innovative International Acquisition Corp.

24681 La Plaza Ste 300

Dana Point, CA 92629

October 22, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Shih-Keui Chen and Maryse Mills-Apenteng

Re:	Innovative International Acquisition Corp.
Registration Statement on Form S-1, as amended

File No. 333-260089

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative International Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, October 26, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Ari Edelman and Michael Lee of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

Very truly yours,

/s/ Mohan Ananda
Mohan Ananda
Chief Executive Officer

cc:	Reed Smith LLP Ellenoff, Grossman & Schole LLP